    EXHIBIT 1

STOCK SALE AND PURCHASE AGREEMENT

THIS STOCK SALE AND PURCHASE AGREEMENT (this “Agreement”) is dated as of November 30, 2010, and is made and entered into by and among Parrish Medley (“Buyer”) and Kyle Beddome (“Seller”) with respect to the following facts:

A.

Seller owns 31,500,000 shares of common stock of Dafoe Corp., a Nevada corporation (the “Company”).

B.

Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, 11,250,000 shares of the Company’s common stock upon the terms and conditions set forth in this Agreement.

Accordingly, for and in consideration of the premises, the mutual promises, covenants and agreements hereafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer, intending to be legally bound, do hereby agree as follows:

ARTICLE I

SALE AND PURCHASE

Section 1.1

Sale and Purchase of Shares.   On and subject to the terms and conditions of this Agreement, effective as of the Closing Date, Buyer shall purchase from Seller, and Seller shall sell to Buyer, Eleven Million Two Hundred and Twenty Five Thousand (11,250,000) shares of common stock (the “Shares”) of the Company registered in the name of Seller for the consideration specified in Section 1.2 and upon the terms and conditions set forth in this Agreement.

Section 1.2

Purchase Price.  The purchase price for the Shares  (the “Purchase Price”) is One Thousand One Hundred and Twenty Five dollars ($1,125.00). The Purchase Price shall be paid to the Seller at the Closing, in cash.

Section 1.3

Closing Date; Deliveries.  The closing shall occur on December 22, 2010, or such other date as the parties hereto may agree to (the “Closing Date”).  On the Closing Date, Buyer shall deliver a check in the amount of the Purchase Price to Seller, and Seller shall deliver to Buyer a share certificate representing the Shares issued in the name of the Seller.

ARTICLE II

REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLER

To induce Buyer to enter into and perform its obligations under this Agreement, Seller hereby represents and warrants to Buyer, and covenants with Buyer, as follows:

Section 2.1

Authority and Capacity.  Seller has all requisite power, authority and capacity to enter into this Agreement. The execution, delivery and performance of this Agreement by Seller does not, and the consummation of the transaction contemplated hereby will not, result in a breach of or default under any agreement to which Seller is a party or by which Seller is bound.

Section 2.2

Binding Agreement.  This Agreement has been duly and validly executed and delivered by Seller and constitutes Seller’s valid and binding agreement, enforceable against Seller in accordance with and subject to its terms.

Section 2.3

Title to Shares.  Seller is the lawful, record and beneficial owner of all of the Shares, free and clear of any liens, claims, agreements, charges, security interests and encumbrances whatsoever.  The sale, conveyance, assignment, and transfer of the Shares in accordance with the terms of this Agreement transfers to Buyer legal and valid title to the Shares, free and clear of all liens, security interests, hypothecations or pledges.

Section 2.4

SEC Reports.   As the President and sole director of the Company, Seller is familiar with the reports and documents filed by the Company with the Securities and Exchange Commission since January 1, 2010 (“SEC Reports”).  Seller represents that none of the SEC Reports contained, when filed, an untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading.  Seller makes no representation or warranty regarding the Company, its business, operations, financial condition or prospects other than as set forth in the SEC Reports.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

To induce Seller to enter into and perform their obligations under this Agreement, Buyer represents and warrants to Seller as follows:

Section 3.1

Authority and Capacity.  Buyer has all requisite power, authority and capacity to enter into this Agreement. The execution, delivery and performance of this Agreement by Buyer does not, and the consummation of the transaction contemplated hereby will not, result in a breach of or default under any agreement to which Buyer is a party or by which Buyer is bound.

Section 3.2

Disclosure.   Buyer has reviewed the SEC Reports and is aware of the Company’s business and financial condition.

Section 3.3

Investment Representations.  Buyer is acquiring the Shares for Buyer’s own account and is not acquiring the Shares with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act of 1933, as amended.

ARTICLE IV

MISCELLANEOUS

Section 4.1

Entire Agreement.  This Agreement constitutes the entire understanding and agreement of the parties relating to the subject matter hereof and supersedes any and all prior understandings, agreements, negotiations and discussions, both written and oral, between the parties hereto with respect to the subject matter hereof.

Section 4.2

Governing Law.  This Agreement shall be construed, interpreted and enforced in accordance with, and shall be governed by, the laws of the State of California without reference to, and regardless of, any applicable choice or conflicts of laws principles.

Section 4.3

Counterparts.  This Agreement may be executed in any number of counterparts and by the several parties hereto in separate counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same Agreement.

Section 4.4

Further Assurances.  Each of the parties hereto shall from time to time at the request of any other party hereto, and without further consideration, execute and deliver to such other party such further instruments of assignment, transfer, conveyance and confirmation and take such other action as such other party may reasonably request in order to more effectively fulfill the purposes of this Agreement.

IN WITNESS WHEREOF, this Agreement has been signed by the parties hereto as of the date first above written.

Buyer:

PARRISH MEDLEY

________________________________
Parrish Medley

Seller:

KYLE BEDDOME

________________________________
Kyle Beddome

3